[redacted]

14049009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41562

MAR 0 4 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HSBC Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Avenue
(No. and Street)

New York	NY	10018-2786
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tiberio Massaro 212-525-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
((Name – *if individual, state last, first, middle name*))

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Tiberio Massaro, affirm that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of HSBC Securities (USA) Inc., as of December 31, 2013, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

VINCENT J. TOIA
Notary Public, State of New York
No 01-4989328
Qualified in Suffolk County
Cert. Filed in New York County
Commission Expires Dec 02 2017

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

KPMG

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Financial Condition and Supplemental Schedules

December 31, 2013

(With Report of Independent Registered Public Accounting Firm Thereon)

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 and Regulations 1.10(g), 145.5, and 145.9
under the Commodity Exchange Act

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors
HSBC Securities (USA), Inc.:

We have audited the accompanying statement of financial condition of HSBC Securities (USA), Inc., an indirect wholly owned subsidiary of HSBC Holdings plc, as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly in all material respects, the financial position of HSBC Securities (USA), Inc. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statement of financial condition as a whole. The information contained in Schedules I through VII is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the statement of financial condition. The information in Schedules I through VII has been subjected to the auditing procedures applied in the audit of the statement of financial condition and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statement of financial condition or to the statement of financial condition itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I through VII is fairly stated in all material respects in relation to the statement of financial condition as a whole.

KPMG LLP

February 28, 2014

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Financial Condition

December 31, 2013

(Dollars in thousands)

Assets

Assets:		
Cash	$	74,094
Cash and securities segregated under federal and other regulations		474,734
Financial instruments, at fair value		2,770,710
Financial instruments, at fair value, pledged		9,801,936
Securities received as collateral		1,064,907
Securities purchased under agreements to resell (includes $2,368,281 at fair value)		37,810,885
Receivable under securities borrowing arrangements		20,100,477
Receivable from brokers, dealers, clearing organizations, and customers		1,967,269
Goodwill		10,865
Other assets		239,077
Total assets	$	74,314,954

Liabilities and Stockholder's Equity

Liabilities:		
Short-term borrowings	$	101,791
Financial instruments sold, not yet purchased, at fair value		590,566
Financial instruments sold, not yet purchased, at fair value, obligation to return collateral		10,351,412
Obligation to return securities received as collateral		1,064,907
Securities sold under agreements to repurchase (includes $1,830,549 at fair value)		57,642,439
Payable to brokers, dealers, clearing organizations, and customers		2,648,563
Accounts payable and accrued liabilities		439,614
Total liabilities		72,839,292
Commitments and contingent liabilities		
Liabilities subordinated to claims of general creditors		650,000
Stockholder's equity		825,662
Total liabilities and stockholder's equity	$	74,314,954

See accompanying notes to the statement of financial condition.

(1) Organization

HSBC Securities (USA) Inc. (the Company) is a wholly owned subsidiary of HSBC Markets (USA) Inc. (the Parent), whose ultimate parent is HSBC Holdings plc (HSBC). The Company is an indirect wholly owned subsidiary of HSBC North America Holdings Inc. (HNAH), which is an indirect wholly owned subsidiary of HSBC.

The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and a registered Futures Commission Merchant (FCM) with the Commodity Futures Trading Commission (CFTC). In 1996, HSBC was granted the authority by the Federal Reserve Board to engage, through the Company, in limited underwriting and dealing activities under the Bank Holding Company Act of 1956, as amended. The Company is engaged in underwriting, dealing, and brokering a full range of debt and equity securities and futures contracts. The Company is also a primary dealer in U.S. government and government agency securities.

The Company is a member of the Financial Industry Regulatory Authority (FINRA), New York Stock Exchange (NYSE), CME Group Inc. (CME), Intercontinental Exchange (ICE), LCH.Clearnet Ltd (LCH), Securities Investor Protection Corporation (SIPC), and The Options Clearing Corporation (OCC). The Company is eligible to clear over-the-counter (OTC) derivatives at the CME, ICE and LCH.

The Company utilizes Pershing LLC (Pershing), a nonaffiliated broker-dealer, as its clearing agent for general securities brokerage transactions. Pershing carries the cash and margin accounts for the Company's retail brokerage customers (both domestic and international) on a fully disclosed basis. The Company is self-clearing for its businesses other than its retail brokerage business.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) and prevailing industry practice, both of which require the use of estimates by management. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenues and expenses. Such estimates, including the fair value measurements of certain financial assets and financial liabilities, by their nature, are based on judgment and available information and, therefore, may vary from actual results. Management evaluates its estimates and assumptions on an ongoing basis based on historical and existing environmental factors such as industry, political and economic data which management believes to be reasonable under the circumstances. Such estimates and assumptions are adjusted when facts and circumstances dictate. Management does not believe that actual results will differ materially from these estimates. HNAH is committed to providing the necessary capital and liquidity to fund continuing operations of the Company.

Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

(b) Financial Instruments and Financial Instruments Sold, Not Yet Purchased

Financial instruments and financial instruments sold, not yet purchased, including proprietary securities, options, futures and other derivative transactions, are reported in the statement of financial condition on a trade-date basis and are recorded at fair value. Refer to note 6(c), *Fair Value Measurements and Hierarchy*, for further discussion on fair value measurements.

Securities, options, futures and other derivative transactions executed by the Company as agent for customers are reflected in the statement of financial condition on a settlement date basis. Receivables and payables relating to transactions that have not reached their contractual settlement date are reflected net on the statement of financial condition.

(c) Collateralized Financing Transactions

Securities purchased under agreements to resell (reverse repurchase agreements) and securities sold under agreements to repurchase (repurchase agreements) are treated as collateralized financing transactions and are generally recorded at the amount of cash paid or received, plus accrued interest. Reverse repurchase and repurchase agreements with the same counterparty, same maturity date, and which are subject to master netting arrangements, are presented net in the statement of financial condition. In connection with reverse repurchase agreements, it is the Company's policy to obtain possession of collateral with market value in excess of the principal amount loaned. Collateral is valued daily, and additional collateral is obtained when appropriate. The Company has elected the fair value option for certain repurchase agreements and reverse repurchase agreements. For further discussion of the fair value option, see note 6(b), *Financial Instruments, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value.*

Securities borrowing and securities lending arrangements are treated as collateralized financing agreements and are generally recorded at the amount of cash paid or received, plus accrued interest. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the market value of the securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis with additional collateral obtained or refunded as necessary. The Company presents securities borrowing and securities lending transactions as receivable and payable under securities borrowing arrangements and lending arrangements, respectively, in the statement of financial condition.

During the normal course of business, the Company pledges its own assets as collateral pursuant to reverse repurchase agreements and securities borrowing arrangements. Trading inventory pledged as collateral, which can be sold or repledged by the creditor, is classified as Securities received as collateral on the statement of financial condition. To the extent the Company sells collateral pledged to it, principally to settle short sale transactions, this amount is recorded as Obligation to return securities received as collateral on the statement of financial condition.

(d) Income Taxes

The Company is included in HNAH's consolidated federal income tax return and in various combined state income tax returns. As such, the Company has entered into a tax allocation agreement with HNAH and its subsidiary entities (the HNAH Group) included in the consolidated return which governs the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. Generally, such agreements allocate taxes to members of the HNAH Group based on the calculation of tax on a separate return basis, adjusted for the utilization or limitation of credits of the consolidated group. To the extent all the tax attributes available cannot be currently utilized by the consolidated group, the proportionate share of the utilized attribute is allocated based on each affiliate's percentage of the available attribute computed in a manner that is consistent with the taxing jurisdiction's laws and regulations regarding the ordering of utilization. In addition, the Company files some unconsolidated state tax returns.

The Company recognizes deferred tax assets and liabilities for the future tax consequences related to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for tax credits and state net operating losses. Deferred tax assets and liabilities are measured using the enacted tax rates and laws that will be in effect when the deferred tax items are expected to be realized. If applicable, valuation allowances are recorded to reduce deferred tax assets to the amounts the Company concludes are more likely than not to be realized. Since the Company is included in HNAH's consolidated federal tax return and various combined state tax returns, the related evaluation of the recoverability of the deferred tax assets is performed at the HNAH consolidated level. The Company considers the HNAH Group's consolidated deferred tax assets and various sources of taxable income, including the impact of HSBC and HNAH Group tax planning strategies, in reaching conclusions on recoverability of deferred tax assets. The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any available carryback capacity. In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans, future capital requirements and ongoing tax planning strategies, including capital support from HSBC necessary as part of such plans and strategies. This process involves significant management judgment about assumptions that are subject to change from period to period. Only those tax planning strategies that are both prudent and feasible, and for which management has the ability and intent to implement, are incorporated into our analysis and assessment. Where a valuation allowance is determined to be necessary at the HNAH consolidated level, such allowance is allocated to principal subsidiaries within the HNAH Group in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes. The methodology allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the growth of the HNAH consolidated deferred tax asset against which the valuation allowance is being recorded.

(Continued)

Further evaluation is performed at the Company entity level to evaluate the need for a valuation allowance where the Company files separate company state income tax returns. Foreign taxes paid are applied as credits to reduce federal income taxes payable, to the extent that such credits can be utilized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

(e) Principles of Consolidation

The Company consolidates entities for which it has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority voting interest. As a result, the Company generally consolidates entities where it has ownership, directly or indirectly, of over 50% of the outstanding voting shares of another entity. Since a controlling financial interest may be achieved through arrangements that do not involve a voting interest, the Company also evaluates entities for consolidation under the "variable interest model" in accordance with Financial Accounting Standards Board (FASB) guidance. The Company consolidates variable interest entities (VIE) when it has determined that the Company holds the power that most significantly impacts the entity's economic performance or a right to absorb a majority of the entity's expected losses, or expected residual returns, or both.

(3) New Accounting Pronouncements Adopted

Disclosures About Offsetting Assets and Liabilities In December 2011, the FASB issued an Accounting Standards Update (ASU) that required entities to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities are required to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position and those which are subject to an agreement similar to master netting arrangement. The new guidance became effective for all annual and interim periods beginning January 1, 2013. In January 2013, the FASB issued another ASU to clarify the instruments and transactions to which the guidance in the previously issued ASU would apply. The adoption of the guidance in these ASUs did not have an impact on our financial position or results. See note 16, *Offsetting of Resale and Repurchase Agreements and Securities Borrowing and Lending Agreements*.

(4) New Accounting Pronouncements

Unrecognized Tax Benefits In July 2013, the FASB issued an ASU that provides guidance on financial statement presentation of an unrecognized tax benefit when a net operating loss (NOL) carryforward, a similar tax loss, or a tax credit carryforward exists in the same tax jurisdiction. The standard requires an entity to present the unrecognized tax benefit as a reduction of the deferred tax asset for an NOL or tax credit carryforward whenever the NOL or tax credit carryforward would be available to reduce the additional taxable income or tax due if the tax position is disallowed. However, the standard requires an

(Dollars in thousands)

entity to present an unrecognized tax benefit on the balance sheet as a liability if certain conditions are met. The new guidance is effective for all annual and interim periods beginning January 1, 2014. The new guidance is not expected to impact our unrecognized tax benefit liability upon adoption.

(5) Cash and Securities Segregated Under Federal and Other Regulations

As of December 31, 2013, cash of $293,909 and qualified securities with a market value of $180,825 have been segregated in special reserve bank accounts for the exclusive benefit of customers in accordance with Regulations 1.32 and 30.7 of the Commodity Exchange Act and Rule 15c3-3 of the Securities Exchange Act of 1934, respectively.

In the normal course of business, the Company has deposited U.S. government securities, with a fair value of $1,405,151 as of December 31, 2013, as collateral at various clearing organizations. These securities are included in financial instruments at fair value, pledged on the statement of financial condition.

(6) Financial Instruments, at Fair Value and Financial Instruments Sold, Not Yet Purchased, at Fair Value

Financial instruments, at fair value and financial instruments sold, not yet purchased, at fair value at December 31, 2013, consisted of the following:

	Financial instruments	Financial instruments sold, not yet purchased
U.S. government treasury notes, bonds, strips, and zeros	$ 7,362,279	9,390,446
U.S. government agency securities	1,943,586	503,010
U.S. government treasury bills	1,543,618	141,975
Total U.S. government and government agency securities	10,849,483	10,035,431
Corporate debt	1,668,167	874,300
Equities	18,414	66
Municipal securities	860	—
Other securities	495	33
Asset-backed securities	18	—
Derivative financial instruments	35,209	32,148
Total	12,572,646	10,941,978
Less:		
Financial instruments pledged	(9,801,936)	—
Obligation to return collateral	—	(10,351,412)
	$ 2,770,710	590,566

(Continued)

(Dollars in thousands)

As part of its financing activities, the Company has also accepted collateral that it is permitted to sell or repledge, the fair value of which was $79,335,841 as of December 31, 2013. Collateral in the amount of $79,055,065 has been sold or repledged. This is in excess of amounts recorded in the statement of financial condition due to various netting arrangements.

The Company has borrowed collateral and pledged collateral received in the amount of $1,064,907 as of December 31, 2013. The market value of the collateral borrowed and pledged was $1,044,085 and $1,063,997, respectively.

(a) Derivative Financial Instruments

In the normal course of its business, the Company enters into derivative transactions including financial futures contracts, exchange-traded options, securities purchased or sold on a delayed delivery or forward basis, FX forwards and interest rate swaps. These derivative instruments are held for trading purposes and as economic hedges to manage its exposure to market, credit, and interest rate risks. Derivative instruments are recorded at fair value in the statement of financial condition.

A summary of the Company's derivative instruments, executed through regulated exchanges and OTC markets, at contract or notional amounts, together with their fair values at December 31, 2013, is presented below. Although contract or notional amounts may reflect the extent of the Company's involvement in a particular class of financial instruments, they are not indicative of the potential loss.

	Contractual/ Notional amount	Derivative assets		Derivative liabilities	
		Balance sheet location	Fair value	Balance sheet location	Fair value
Interest rate derivatives:					
Futures	$ 373,900	Financial instruments, at market value	$ —	Financial instruments sold, not yet purchased, at market value	$ —
Options	2,000,000	Financial instruments, at market value	253	Financial instruments sold, not yet purchased, at market value	(91)
Interest rate swaps	4,254,000	Financial instruments, at market value	2,469	Financial instruments sold, not yet purchased, at market value	(2,886)
FX forwards	21,536	Financial instruments, at market value	—	Financial instruments sold, not yet purchased, at market value	(1,937)
Interest rate forwards	8,745,459	Financial instruments, at market value	32,487	Financial instruments sold, not yet purchased, at market value	(27,234)
Total	$ 15,394,895		$ 35,209		$ (32,148)

(Continued)

(b) ***Fair Value Option***

The FASB issued guidance which provides a fair value option that allows the Company to irrevocably elect fair value, on an instrument by instrument basis, as the initial and subsequent measurement attribute for most financial assets, financial liabilities, and unrecognized firm commitments. The guidance permits the Company to elect to measure certain eligible items at their initial recognition or upon occurrence of an event that gives rise to a new basis of accounting for that eligible item. The Company previously elected to measure all collateralized financing transactions at fair value on an instrument by instrument basis. However, the fair value option has not been elected for collateralized financing transactions entered into after October 1, 2013.

(c) ***Fair Value Measurements and Hierarchy***

Accounting principles related to fair value measurements provide a framework for measuring fair value and focuses on an exit price in the principal (or alternatively, the most advantageous) market accessible in an orderly transaction between willing market participants (the Fair Value Framework). The Fair Value Framework establishes a three-tiered fair value hierarchy with Level 1 representing quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 1 measurements include most Treasury bills, U.S. government and government agency securities (noncallable), active exchange-traded equity securities, and exchange-traded derivatives.

Fair values determined by Level 2 inputs are inputs that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 2 measurements include government agency securities (callable), commercial paper, corporate and municipal bonds, reverse repurchase and repurchase agreements, certain equity securities and OTC derivatives.

Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. Level 3 measurements include certain mortgage-backed securities.

(Dollars in thousands)

In determining the appropriate measurement levels, the Company performs analyses on the assets and liabilities at the end of each reporting period taking into consideration the valuation technique applied in determining fair value. Changes in the observability of significant valuation inputs during the reporting period may result in a reclassification of certain assets and liabilities within the fair value hierarchy upon review. The following table presents information about the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2013.

	Fair value measurement on recurring basis as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Assets:				
Securities purchased under agreements to resell	$ —	2,368,281	—	2,368,281
Financial instruments owned:				
U.S. government treasury notes, bonds, strips, and zeros	7,362,279	—	—	7,362,279
U.S. government agency securities	1,380,909	562,677	—	1,943,586
U.S. government treasury bills	1,543,618	—	—	1,543,618
Corporate debt	—	1,668,167	—	1,668,167
Equities	9,222	9,192	—	18,414
Asset-backed securities	—	—	18	18
Municipal securities	—	860	—	860
Other securities	495	—	—	495
Financial instruments, excluding derivative assets	10,296,523	2,240,896	18	12,537,437
Derivative assets	253	34,956	—	35,209
Total	$ 10,296,776	4,644,133	18	14,940,927

(Dollars in thousands)

	Fair value measurement on recurring basis as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold under agreements to repurchase	$ —	1,830,549	—	1,830,549
Financial instruments sold, not yet purchased:				
U.S. government treasury notes, bonds, strips and zeros	9,390,446	—	—	9,390,446
U.S. government treasury bills	141,975	—	—	141,975
U.S. government agency securities	399,152	103,858	—	503,010
Corporate debt	—	874,300	—	874,300
Equities	66	—	—	66
Other securities	33	—	—	33
Financial instruments sold, not yet purchased, excluding derivative liabilities	9,931,672	978,158	—	10,909,830
Derivative liabilities	91	32,057	—	32,148
Total	$ 9,931,763	2,840,764	—	12,772,527

(d) Valuation Techniques for Major Assets and Liabilities

Debt and Equity Securities

Where available, equity, debt, and preferred securities and exchange-traded derivatives are valued based on quoted market prices. If a quoted market price for the identical security is not available, the security is valued based on quotes from similar securities where possible.

The fair value measurements for Level 2 financial instruments are primarily determined or validated by inputs obtained from independent pricing sources taking into account differences in the characteristics and the performance of the underlying collateral. The Company determines whether adjustments to the observable inputs are necessary as a result of investigations and inquiries about the reasonableness of the inputs used and the methodologies employed by the independent pricing sources.

The valuation of Level 3 debt is less transparent due to ongoing market dislocation and uncertainty. For these securities, the Company applies valuation techniques that may include significant inputs that are unobservable from objective sources (which may include probability of default and loss severity based on the collateral types and the performance assumptions of the collateral). To ensure that the valuation presented is appropriate, the Company also compares the valuation output to the hypothetical estimates using the relevant market indices as inputs.

Derivatives

Level 2 measurements include OTC derivatives that are valued using a model based approach. Valuation models calculate the present value of expected future cash flows. The fair value for the majority of the Company's derivative instruments is determined based on internally developed models that utilize independently sourced market parameters, including interest rate yield curves and option volatilities.

(Dollars in thousands)

(e) Additional Disclosures for Financial Instruments Not Carried at Fair Value

Certain financial instruments that are not carried at fair value on the Statement of Financial Condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. The following table presents information on these financial instruments as of December 31, 2013.

	Carrying value	Estimated fair value	Level 1	Level 2	Level 3
Financial assets:					
Cash	$ 74,094	74,094	74,094	—	—
Cash segregated pursuant to federal and other regulations	293,909	293,909	293,909	—	—
Securities segregated pursuant to federal and other regulations	180,825	180,825	—	180,825	—
Securities purchased under agreement to resell	35,442,604	35,441,330	—	35,441,330	—
Receivable under securities borrowing agreement	20,100,477	20,100,399	—	20,100,399	—
Receivable from brokers, dealers, clearing organizations, and customers	1,967,269	1,967,269	—	1,967,269	—
Financial liabilities:					
Short-term borrowings	$ 101,791	101,791	—	101,791	—
Securities sold under agreement to repurchase	55,811,890	55,812,332	—	55,812,332	—
Obligation to return securities received as collateral	1,064,907	1,064,907	—	1,064,907	—
Payables to brokers, dealers, clearing organizations, and customers	2,648,563	2,648,563	—	2,648,563	—

(Dollars in thousands)

(7) Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Customers

The balances shown as receivable from and payable to brokers, dealers, clearing organizations, and customers comprise the following:

Receivable:		
Exchanges and clearing organizations	$	1,176,845
Fail to deliver		568,782
Other receivables from brokers and dealers		138,698
Customers		82,944
	$	1,967,269
Payable:		
Securities transactions not yet settled, net	$	1,121,248
Customers		883,682
Fail to receive		622,087
Exchanges and clearing organizations		20,950
Other payables to brokers and dealers		596
	$	2,648,563

The Company considers certain customers to be affiliates. Refer to note 10, *Related Parties*.

(8) Other Assets

The composition of other assets at December 31, 2013 was as follows:

Dividends and accrued interest receivable	$	72,790
Deferred tax assets, net		71,829
Current tax receivable		31,499
Internally generated software, net		25,663
Receivables from affiliates		16,172
Prepaid expenses		6,053
Exchange memberships, at cost (market value $2,509)		255
Other		14,816
	$	239,077

(9) Short-Term Borrowings

Short-term borrowings represent unsecured loans used to finance operations, including the securities settlement process.

(Dollars in thousands)

At December 31, 2013, a loan of $100,000 was outstanding under an uncommitted unsecured credit line with an affiliate. This credit facility matures on September 13, 2015.

Committed unsecured facilities represent contractual lines of credit with annual renewal dates. The committed unsecured bank lines have various maturity dates through December 2, 2014. Uncommitted unsecured and secured facilities represent lines of credit without a contractual obligation to fund that facility. These committed and uncommitted facilities are used to fund the day-to-day operations of the Company. At December 31, 2013, the Company had undrawn committed and uncommitted unsecured credit facilities totaling $3,750,000, of which $2,800,000 was with an affiliate and $950,000 was with third-party banks.

In light of current market conditions, the Company has determined that a material adverse change has not occurred for line of credit arrangements that could require acceleration of repayment or termination of lines of credit.

(10) Related Parties

In the normal course of business, the Company's operations may include significant transactions conducted with affiliate entities. These transactions occur at prevailing market rates and terms and are governed by contractual agreements between the Company and its affiliates.

(Dollars in thousands)

Balances and amounts resulting from transactions with related parties included in the statement of financial condition and the statement of operations are presented below:

Assets:		
Cash	$	23,242
Financial instruments, at market value		69,866
Securities purchased under agreements to resell		8,766,994
Receivable from:		
Other receivables from brokers and dealers		61,227
Fail to deliver		28,305
Customers		37,128
Other assets		20,724
Liabilities:		
Short-term borrowings	$	100,735
Securities sold under agreements to repurchase		8,132,429
Financial instruments sold not yet purchased, at market value		22,633
Payable to:		
Customers		371,448
Other payables to brokers and dealers		16
Fail to receive		99,515
Securities transactions not yet settled, net		62,919
Accounts payable and accrued liabilities		45,234
Liabilities subordinated to the claims of general creditors:		
Floating rate revolving subordinated loan due June 15, 2015 at three month LIBOR plus 225 basis points	$	650,000

Employees of the Company may participate in benefit plans sponsored by HNAH and equity compensation plans sponsored by HSBC. Refer to note 11, *Post Retirement Benefits*, and note 12, *Stock Option Plans and Restricted Share Plan*, for further information.

The Company has entered into revolving subordinated loan agreements with two affiliates. The Company has a $700,000 revolving subordinated loan facility due June 15, 2015 with HNAH at three-month LIBOR plus 225 basis points. As of December 31, 2013, the Company has drawn $650,000 from the total facility of $700,000. The Company also has a $500,000 revolving subordinated loan facility due March 15, 2017 with HSBC USA Inc. at LIBOR plus 300 basis points. As of December 31, 2013, no amount has been drawn from the total facility of $500,000.

The subordinated loan agreements are approved by FINRA and are, therefore, available in computing net capital under the Securities and Exchange Commission (SEC)'s Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(Dollars in thousands)

At December 31, 2013, the Company has entered into FX forwards, interest rate swaps and interest rate forwards with affiliates for notional values of $21,536, $4,254,000, and $8,745,459, respectively.

(11) Post Retirement Benefits

Employees of the Company are covered under HNAH's noncontributory defined benefit pension plan and defined contribution pension plan. In addition, certain employees of the Company are covered under HNAH's welfare benefit plan providing retiree medical benefits. These plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). HNAH reserves the right to amend, suspend, or terminate the plans and the benefits provided to the extent permitted by law, in whole or in part, at any time and for any reason.

(a) Pension Plan

The HSBC – North America (U.S.) Pension Plan (Pension Plan) is a defined benefit pension plan sponsored by HNAH. The Pension Plan has both a final average pay formula, which uses base pay and years of credited service, and a cash balance formula. Participants become 100% vested after three years of service.

The final average pay formula covered all employees of the Company hired prior to January 1, 1997 who attained the age of 21 and completed one year of eligibility service, defined generally as a minimum of 1,000 hours in a 12-month period.

Employees hired on or after January 1, 1997 qualify for the cash balance formula, which provides employees who have attained the age of 21 and have completed one year of eligibility service with the Company paid retirement account credits equal to 2% of eligible pay plus interest credits. The definition of eligible pay includes base pay, bonus pay, commissions, and overtime.

In November 2009, the HNAH Board of Directors approved a plan to cease all future benefit accruals of final average pay formula participants effective January 1, 2011. Any service or pay earned by such participants after December 31, 2010 will not be used in benefit calculations under the final average pay formula. However, continued employment with a participating HSBC employer will maintain a participant's eligibility to reach age and service milestones for early retirement subsidies and features which may be available under the formula. Pension Plan accruals of all eligible participants beginning January 1, 2011, including participants who had accrued a benefit under the final average pay formula, will only be provided under the cash balance formula.

In July 2012, the HNAH Board of Directors approved a plan to cease all future benefit accruals of cash balance formula participants effective January 1, 2013. Any service or pay earned by such participants after December 31, 2012, will not be used for benefit calculations under the cash balance formula. Interest rate credits will continue to be credited to existing cash balance accounts until the account is distributed to the participant or beneficiary(ies) of the account.

(Dollars in thousands)

The costs of the Pension Plan have been actuarially determined. No separate determination has been made of the actuarial present value of accumulated benefits and the Pension Plan's net assets as they relate to the employees of the Company.

(b) Tax Reduction Investment Plan (TRIP)

The TRIP is a defined contribution pension plan sponsored by HNAH. All employees of the Company who have completed 30 days of employment are eligible to participate in TRIP. Employees may elect to contribute up to 40% of their salaries, overtime, commissions, and bonuses up to the legal limitations. HNAH matches employee contributions $3-for-$1 on the first 1% contribution. In addition, HNAH matches $1-for-$1 on the next 2% to 4% of earnings contributed. Participants are 100% vested in the value of their personal contributions, the employer matching contributions, and earnings and/or losses on such contributions.

(c) Retiree Medical

The HSBC – North America (U.S.) Retiree Health Plan (Retiree Health Plan) is an employee welfare benefit plan sponsored by HNAH. Employees of the Company who were hired before January 1, 1993 (except certain former Republic National Bank employees) are generally eligible to participate in the retiree medical benefit component of the Retiree Health Plan provided that, at the time the employee retires, the employee is employed by the Company as a regular full-time employee, qualifies for an immediate pension benefit from the Pension Plan, and meets certain age and service requirements. Employees hired or rehired by the Company on or after January 1, 1993 are not eligible for retiree medical benefits.

The premium amount paid by retirees for retiree medical benefit coverage varies by type of coverage, retirement date and total years of credited service, although the Company generally pays the entire cost of coverage for individuals who retired before January 1, 1993, subject to a contribution limitation based on the cost of coverage in 1992. The coverage for retirees over age 65 is limited to a Medicare supplement plan with a lifetime maximum of $20 per covered person.

(12) Stock Option Plans and Restricted Share Plan

In 2013, equity awards of HSBC were granted to eligible employees under the restricted share plan. The Company had the following stock option and restricted share plans:

(a) Group Share Option Plan

The Group Share Option Plan was a discretionary long-term incentive compensation plan available prior to 2005 to certain employees based on performance criteria. Options were granted at market value and are normally exercisable between the third and tenth anniversaries of the date of grant, subject to vesting conditions.

(Dollars in thousands)

Since 2004, no options have been granted under the Group Share Option Plan as the plan was terminated by HSBC in May 2005. Options outstanding and exercisable were for 601,814 shares at December 31, 2013. The weighted average exercise price for options outstanding was $10.99. The range of exercise prices on options outstanding was between $10.98 and $11.09. The outstanding options were fully vested at December 31, 2013.

(b) HSBC Holdings Savings-Related Share Option Plan

Options have been granted to employees of the Company under the HSBC Holdings Savings-Related Share Option Plan. Under the plan, employees have the choice to buy shares in HSBC at a discounted price fixed at the beginning of a one, three, or five-year contribution period. Employee contributions to the plan cannot exceed $400 per month. At the end of the one-, three-, or five-year periods, employees have a six-month period to exercise their option to buy HSBC shares or receive the cash equivalent of selling all or a portion of the shares back to the Company at the market price at the date of exercise.

During 2013, no options were granted. Options outstanding at December 31, 2013 were 439,203. The weighted average price outstanding was $5.98. The weighted average vesting period for options outstanding, at December 31, 2013, was 1.14 years.

There were 22,479 options exercisable at December 31, 2013. The exercise price on options outstanding was between $8.12 and $11.88.

(c) Restricted Share Plan

In 2008 and prior, equity incentive awards were granted to eligible employees under a restricted share plan. The Company awarded eligible employees restricted share units (RSUs) for awards granted during 2009 through 2013. These RSUs are recorded as a liability over the relevant vesting period and the Company delivers cash to HSBC when the shares vest to the employees.

(Dollars in thousands)

(13) Income Taxes

At December 31, 2013, the Company had total net deferred tax assets consisting of federal and state and local tax assets as follows:

Net operating loss carryforward, federal and state	$	206,236
Accrued bonus expense		48,255
Restricted stock share awards, deductible when paid		16,966
Future deductions related to REMIC interest		9,508
Accrued legal provision		8,968
Federal tax credit carryforwards		2,876
Other		1,478
Total deferred tax asset		294,287
Less:		
Valuation allowance		215,104
Underwriting fees		3,881
Other		3,473
Net deferred tax asset	$	71,829

As of December 31, 2013, the Company has Federal net operating loss carryforwards of $87,766 and New York State and City net operating loss carryforwards of $1,905,734. These carryforwards expire as follows:

		Federal	New York State and City
Calendar year:			
2018	$	7,569	—
2022		76,755	—
2023		3,442	—
Prior 2026		—	42,070
2027		—	559,875
2028		—	1,160,194
2031		—	8,781
2032		—	45,837
2033		—	88,978
	$	87,766	1,905,735

(Continued)

(Dollars in thousands)

At December 31, 2013, for Federal tax purposes, the Company had foreign tax credits of $584 which expire in 2020, general business credits of $2 which expire in 2029, and alternative minimum tax credits of $2,291 which have no expiration period.

For 2013, the beginning and ending amount of unrecognized tax benefits was $1,587 and $573 respectively. The total amount of unrecognized tax benefits at December 31, 2013 that, if recognized, would affect the effective tax rate is $573. It is reasonably possible that there could be a change in the amount of our unrecognized tax benefits within the next 12 months due to settlements or statutory expirations in various state and local tax jurisdictions.

HNAH Consolidated Income Taxes

The Company is included in HNAH's consolidated Federal income tax return and in various combined state income tax returns. As such, the Company has entered into a tax allocation agreement with HNAH and its subsidiary entities (the HNAH Group) included in the consolidated returns which govern the current amount of taxes to be paid or received by the various entities included in the consolidated return filings. As a result, the Company has looked at the HNAH Group's consolidated deferred tax assets and various sources of taxable income, including the impact of HSBC and HNAH Group tax planning strategies, in reaching conclusions on recoverability of deferred tax assets. Where a valuation allowance is determined to be necessary at the HNAH consolidated level, such allowance is allocated to principal subsidiaries within the HNAH Group as described below in a manner that is systematic, rational and consistent with the broad principles of accounting for income taxes.

The HNAH Group evaluates deferred tax assets for recoverability using a consistent approach which considers the relative impact of negative and positive evidence, including historical financial performance, projections of future taxable income, future reversals of existing taxable temporary differences, tax planning strategies and any available carryback capacity.

In evaluating the need for a valuation allowance, the HNAH Group estimates future taxable income based on management approved business plans, future capital requirements and ongoing tax planning strategies, including capital support from HSBC necessary as part of such plans and strategies. This evaluation process involves significant management judgment about assumptions that are subject to change from period to period.

Market conditions have created losses in the HNAH Group in recent periods and volatility in pre-tax book income. As a consequence, the current analysis of the recoverability of the deferred tax assets significantly discounts any future taxable income expected from continuing operations and relies to a greater extent on continued capital support from HSBC, including tax planning strategies implemented in relation to such support. HSBC has indicated it remains fully committed and has the capacity and willingness to provide capital as needed to the HNAH Group to run operations, maintain sufficient regulatory capital, and fund certain tax planning strategies.

Only those tax planning strategies that are both prudent and feasible, and which management has the ability and intent to implement, are incorporated into the analysis and assessment. The primary and most

significant strategy is HSBC's commitment to reinvest excess HNAH Group capital to reduce debt funding or otherwise invest in assets to ensure that it is more likely than not that the deferred tax assets will be utilized.

Currently, it has been determined that the HNAH Group's primary tax planning strategy, in combination with other tax planning strategies, provides support for the realization of the net deferred tax assets recorded for the HNAH Group. Such determination is based on HSBC's business forecasts and assessment as to the most efficient and effective deployment of HSBC capital, most importantly including the length of time such capital will need to be maintained in the U.S. for purposes of the tax planning strategy.

Notwithstanding the above, the HNAH Group had valuation allowances against certain state deferred tax assets and certain Federal tax loss carryforwards prior for which tax planning strategies did not provide appropriate support.

HNAH Group valuation allowances are allocated to the principal subsidiaries, including the Company. The methodology allocates the valuation allowance to the principal subsidiaries based primarily on the entity's relative contribution to the growth of the HNAH Group's consolidated deferred tax asset against which the valuation allowance is being recorded.

Absent the capital support from HSBC and implementation of the related tax planning strategies, the HNAH Group, including the Company, would be required to record a valuation allowance against the remaining deferred tax assets.

If future results differ from the HNAH Group's current forecasts or the tax planning strategies were to change, a valuation allowance against some or all of the remaining deferred tax assets may need to be established which could have a material adverse effect on our results of operations, financial condition and capital position. The HNAH Group will continue to update its assumptions and forecasts of future taxable income, including relevant tax planning strategies, and assess the need for such incremental valuation allowances.

The Internal Revenue Service (IRS) concluded its examination of the HNAH Group's 2006 – 2009 income tax returns in the third quarter of 2013. The IRS forwarded the Revenue Agent's Report (RAR) to the Joint Committee of Taxation (JCT) for approval in the fourth quarter of 2013. We expect the RAR to be approved by the JCT in early 2014.

The HNAH Group remains subject to state and local income tax examinations for years 2004 and forward, and is currently under audit by various state and local tax jurisdictions. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law and the closing of statute of limitations. Such adjustments are reflected in the tax provision.

(Dollars in thousands)

(14) Commitments and Contingent Liabilities

(a) Guarantees

In the normal course of business, the Company provides guarantees to securities clearing organizations, exchanges and central clearing counterparties. These guarantees are generally required under the standard membership agreements, such that members are required to guarantee the performance of other members. To mitigate these performance risks, the clearing organizations, exchanges and central clearing counterparties often require members to post collateral. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such agreements is deemed remote.

(b) Commitments

At December 31, 2013, the Company had entered into forward starting reverse repurchase agreements and repurchase agreements of $114,158 and $16,200, respectively. All contracts expire either before or on February 06, 2014.

(c) Leases

At December 31, 2013, the Company was obligated under various lease agreements with an affiliated entity relating to property used for office space and business purposes. These lease agreements will expire on December 31, 2014.

(d) Litigation

In addition to the matters described below, in the ordinary course of business, we are routinely named as defendants in, or as parties to, various legal actions and proceedings relating to activities of our current and/or former operations. These legal actions and proceedings may include claims for substantial or indeterminate compensatory or punitive damages, or for injunctive relief. In the ordinary course of business, we also are subject to governmental and regulatory examinations, information-gathering requests, investigations and proceedings (both formal and informal), certain of which may result in adverse judgments, settlements, fines, penalties, injunctions or other relief. In connection with formal and informal inquiries by these regulators, we receive numerous requests, subpoenas and orders seeking documents, testimony and other information in connection with various aspects of our regulated activities.

In view of the inherent unpredictability of litigation and regulatory matters, particularly where the damages sought are substantial or indeterminate or when the proceedings or investigations are in the early stages, we cannot determine with any degree of certainty the timing or ultimate resolution of litigation and regulatory matters or the eventual loss, fines, penalties or business impact, if any, that may result. We establish reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and can be reasonably estimated. The actual costs of resolving litigation and regulatory matters, however, may be substantially higher than the amounts reserved for those matters.

(Continued)

(Dollars in thousands)

Given the substantial or indeterminate amounts sought in certain of these matters, and the inherent unpredictability of such matters, an adverse outcome in certain of these matters could have a material adverse effect on our consolidated financial statements in particular quarterly or annual periods.

Participants in the U.S. mortgage securitization market that purchased and repackaged whole loans have been the subject of lawsuits and governmental and regulatory investigations and inquiries, which have been directed at groups within the U.S. mortgage market, such as servicers, originators, underwriters, trustees or sponsors of securitizations, and at particular participants within these groups. The Company previously participated in residential loan securitization activities as an underwriter. From 2005 to 2007, the Company acted as underwriter for approximately $33.5 billion of securities issued by affiliates, and the Company also acted as underwriter for $42 billion of securities issued by third parties. As an underwriter, the Company's risks primarily relate to misrepresentations or omissions in the offering documents and other client communications.

The Company currently has been named as a defendant in a number of actions in its role as underwriter of residential mortgage-backed securities (RMBS) offerings, which generally allege that the offering documents for securities issued by securitization trusts contained material misstatements and omissions, including statements regarding the underwriting standards governing the underlying mortgage loans. As an underwriter of securities issued by affiliates, the Company may be entitled to indemnification by its affiliates. Those affiliates may, in turn, be entitled to indemnification as well. Additionally, as an underwriter of securities issued by third parties, the Company may be entitled to indemnification by the issuer of the security. While these indemnities were intended to protect the Company from exposure to liability, it is possible that the enforceability of these indemnities may be challenged, or that collection of indemnity payments may be impaired due to the financial condition of the indemnifying party. In cases where the Company is named as a defendant along with its affiliates, we expect to allocate any potential judgment or other potential payment in connection with these matters among the various HSBC entities with potential exposure.

In September 2011, the Federal Housing Finance Agency (the FHFA), acting in its capacity as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac), filed an action in the U.S. District Court for the Southern District of New York against the Company, HNAH, several affiliates of the Company and five former and current officers and directors of HSI Asset Securitization Corporation (HASCO) seeking damages or rescission of mortgage-backed securities purchased by Fannie Mae and Freddie Mac that were either underwritten or sponsored by HSBC entities. The aggregate unpaid principal balance of the securities was approximately $1.6 billion at December 31, 2013. This action, captioned Federal Housing Finance Agency, as Conservator for the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation v. HSBC North America Holdings Inc. et al. (S.D.N.Y. No. CV 11-6189-LAK), is one of a series of similar actions filed against 17 financial institutions alleging violations of federal securities laws and common law in connection with the sale of private-label RMBS purchased by Fannie Mae and Freddie Mac, primarily from 2005 to 2008. These actions were transferred to a single judge, who directed the defendant in the first-filed matter, UBS, to file a motion to dismiss. In May 2012, the district court filed its decision denying the motion to

(Dollars in thousands)

dismiss FHFA's securities law claims and granting the motion to dismiss FHFA's negligent misrepresentation claims. The district court's ruling formed the basis for rulings on the other matters, including the action filed against the Company and its affiliates. On April 5, 2013, the Second Circuit Court of Appeals affirmed the ruling of the district court. In January 2013, the FHFA parties met with the Magistrate Judge to discuss how to structure mediation. Since that time, a number of the FHFA defendants have resolved their lawsuits. Discovery in the HSBC entities' case continues. Factual discovery closed in December 2013. Expert discovery is scheduled to continue through the end of July 2014, with the summary judgment motion scheduled to be fully briefed by the end of July 2014. The court has set September 29, 2014 as the trial date for HSBC's case. These dates are subject to change by the court.

In January 2012, Deutsche Zentral-Genossenschaftsbank (DZ Bank) filed a summons with notice in New York County Supreme Court, State of New York, naming as defendants the Company, the Parent, HASCO, HNAH and other HSBC affiliates in connection with DZ Bank's alleged purchase of $122.4 million in RMBS from the HSBC defendants. In February 2012, HSH Nordbank AG (HSH) filed a summons with notice in New York County Supreme Court, State of New York, naming as defendants the Parent, other HSBC affiliates, and two Blaylock entities alleging HSH purchases of $41.3 million in RMBS from the HSBC and Blaylock defendants. In May 2012, HSBC removed both the DZ Bank and HSH cases to the U.S. District Court for the Southern District of New York. The cases were consolidated in an action captioned Deutsche Zentral-Genossenschaftsbank AG, New York Branch v. HSBC North America Holdings Inc. et al (S.D.N.Y. No. 12-CV-4025) following removal. In September 2012, DZ Bank and HSH filed a consolidated complaint against all defendants named in their prior summonses other than HSBC Holdings plc. The claims against the U.S. HSBC entities are for (i) fraud; (ii) fraudulent concealment; (iii) negligent misrepresentation; (iv) aiding and abetting fraud; and (v) rescission. In December 2013, the court granted defendants' motion to dismiss the case. DZ Bank has filed a notice of appeal.

In December 2012, Bayerische Landesbank (BL) filed a summons with notice in New York County Supreme Court, State of New York, naming as defendants HSBC, HNAH, HMUS, HSBC Bank USA, HASCO and the Company. In May 2013, BL served the HSBC entities with a complaint alleging that BL purchased $75 million in RMBS from the defendants and has sustained unspecified damages as a result of material misrepresentations and omissions regarding certain characteristics of the mortgage loans backing the securities. The claims against the HSBC entities are for (i) fraud; (ii) fraudulent concealment; (iii) negligent misrepresentation; (iv) aiding and abetting fraud; and (v) rescission. This action is at an early stage.

In December 2013, Commerzbank AG London Branch filed a summons with notice in New York County Supreme Court, State of New York, alleging fraud in connection with the sale of RMBS against a number of financial institutions, including the Company, HASCO, HMUS and HSBC. This action is at a very early stage.

(Dollars in thousands)

In May 2012, the Federal Deposit Insurance Corporation, acting in its capacity as receiver for Citizens National Bank, filed an action against the Company and 16 other institutions seeking damages or rescission of mortgage-backed securities that were underwritten and sold by the defendants, including the Company. The action is captioned, Federal Deposit Insurance Corporation as receiver for Citizens National Bank, v. Bear Stearns Asset Backed Securities I, LLC, et al., (12-CV-4000). In June 2012, the defendants filed a joint motion to dismiss the complaint. We await the Court's ruling on that motion. In August 2012, the Federal Deposit Insurance Corporation, acting in its capacity as receiver for Colonial Bank, filed two nearly identical actions, one in the Southern District of New York and the other in the Circuit Court of Montgomery County, Alabama, against the Company and several other institutions. The complaints seek damages or rescission of mortgage-backed securities that were underwritten and sold by the defendants, including the Company. The actions are captioned Federal Deposit Insurance Corporation, as receiver for Colonial Bank, case nos. 12 CIV 6166 and 03-CV-2012-901035.00, respectively. The Company issued as an underwriter only, and has confirmed that it is exploring its right to indemnification by the issuers of the securities. These actions are in early stages. At this time we are unable to reasonably estimate the liability, if any, that might arise as a result of these actions.

In December 2010 and February 2011, HSBC Bank USA received subpoenas from the SEC seeking production of documents and information relating to its involvement, and the involvement of its affiliates, in specified private-label RMBS transactions as an issuer, sponsor, depositor, trustee, custodian and, in the case of the Company, underwriter. In February 2011, The Company and its affiliates also received a subpoena from the U.S. Department of Justice (U.S. Attorney's Office, Southern District of New York), seeking production of documents and information relating to loss mitigation efforts with respect to HUD-insured mortgages on residential properties located in the State of New York. Also, in January 2012, the Company was served with a Civil Investigative Demand by the Massachusetts State Attorney General seeking documents, information and testimony related to the sale of RMBS to public and private customers in the State of Massachusetts from January 2005 to the present.

The Company expects these types of claims to continue. As a result, the Company may be subject to additional claims, litigation and governmental and regulatory scrutiny related to its participation in the U.S. mortgage securitization market, either individually or as a member of a group. The litigation noted above involves multiple companies that are subsidiaries or affiliates of HSBC, including the Company. Due to the overlapping nature of the claims, HSBC has not disaggregated the estimate of reasonably possible losses by the individual subsidiaries or affiliates. The matters underlying this estimate of possible loss will change from time to time and actual results may differ significantly from this current estimate.

In November 2012, a putative class action was filed by Paul Otto Koether IRA Rollover, on behalf of itself and all others similarly situated, against the directors and officers of Overseas Shipping Ltd. (Overseas) and the underwriters of a $300 million public offering of 8.0625% notes issued by Overseas in March 2012. Overseas itself filed for bankruptcy protection and was not named in the lawsuit. The claims against underwriters, which include the Company, are brought under

Sections 11, 12 and 15 of the Securities Act of 1933. Due to the issuer's bankruptcy, the underwriters will not receive the benefit of indemnification by the issuer that might otherwise be available to them. We note this matter is in its initial stage and we are unable to reasonably estimate the liability, if any, that might arise as a result.

The Company continues to cooperate in a review of its AML/BSA compliance program by FINRA and a similar examination by the SEC, both of which were initiated in the third quarter of 2012.

In July 2013, HSBC Bank plc and certain of its affiliates, including the Company, received a Statement of Objections from the European Commission relating to its ongoing investigation of alleged anti-competitive activity by a number of market participants in the credit derivatives market between 2006 and 2009. The Statement of Objections sets out the European Commission's preliminary views and does not prejudge the final outcome of its investigation. HSBC responded to the Statement of Objections. Based on the facts currently known, it is not practicable at this time for us to predict the resolution of the European Commission's investigation, including the timing or impact on HSBC or us.

(15) Risk Management

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. In the event the counterparty is unable to meet its contractual obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure.

Concentrations of Market Risk

In the normal course of its operations, the Company enters into various contractual commitments involving forward settlement. These include financial futures contracts, options contracts, and commitments to buy and sell securities. The potential for changes in the market value of our trading positions is referred to as market risk. Such positions result from market-making, proprietary trading, and investing activities. All of the Company's inventory positions are marked-to-market and changes recorded in Trading – net.

The Company monitors and manages its market risk exposure by setting market risk limits and by reviewing the effectiveness of economic hedging strategies. The Company's policy is to take possession of securities purchased under agreements to resell and securities borrowed and maintain these securities with

its custodian. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

The Company records all contractual commitments involving future settlement at fair value. Futures contracts are exchange traded and cash settlement is made on a daily basis for market movements. Margin on futures contracts is included in receivable from and payable to brokers, dealers, and clearing organizations.

Concentrations of Credit Risk

Credit risk is measured by the loss that the Company would record if its counterparties failed to perform pursuant to the terms of contractual commitments. Management of credit risk involves a number of considerations, such as the financial profile of the counterparty, specific terms, and duration of the contractual agreement, market fluctuations, and the value of collateral held, if any. The Company has established various procedures to manage credit exposure, including initial credit approval, credit limits, collateral requirements, rights of offset, and continuous oversight.

The Company regularly transacts business with, and owns securities issued by, a range of corporations, governments and agencies, and other financial institutions. The Company also enters into collateralized financing agreements in which it extends short-term credit, primarily to major financial institutions, including major U.S. and non-U.S. commercial banks, investment banks, and affiliates.

The Company generally controls access to the collateral pledged by the counterparties, which consists largely of securities issued by the U.S. government and government agencies. The value and adequacy of the collateral are continually monitored. Consequently, management believes the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

Remaining concentrations arise principally from financial or contractual commitments involving future settlements, fixed income securities, and equity securities. Concentrations are diverse with respect to geographic locations and industries of counterparties.

Substantially all of the Company's cash and securities positions are either held as collateral by its clearing brokers and banks against various margin obligations of the Company or deposited with such clearing brokers and banks for safekeeping purposes.

(Dollars in thousands)

(16) Offsetting of Resale and Repurchase Agreements and Securities Borrowing and Lending Agreements

The table below presents reverse repurchase agreements and repurchase agreements subject to Master Repurchase Agreements (MRA) and securities borrowing and lending agreements subject to Master Securities Lending Agreements (MSLA). The Company accounts for transactions subject to these agreements as collateralized financings and those with a single counterparty are presented net on the balance sheet, provided certain criteria are met that permit balance sheet netting under U.S. GAAP. Most transactions subject to these agreements do not meet those criteria and thus are not eligible for balance sheet netting. Collateral pledged and received consists of securities, and is not netted on the balance sheet against the related collateralized assets and liabilities.

The following table provides information about financial assets that are subject to offset as of December 31, 2013:

		Gross amounts recognized	Gross amounts offset in the balance sheet (1)	Net amounts presented in the balance sheet	Gross amounts not offset: Financial instruments (2)	Gross amounts not offset: Cash collateral received	Net amount (3)
Securities purchased under agreements to resell	$	58,019,011	(20,208,126)	37,810,885	37,711,019	—	99,866
Receivables under securities borrowing arrangements		20,100,477	—	20,100,477	19,646,657	—	453,820
Securities sold under agreements to repurchase	$	77,850,565	(20,208,126)	57,642,439	57,539,473	—	102,966

(1) Represents recognized amount of resale and repurchase agreements with counterparties subject to legally enforceable netting that meet the applicable netting criteria as permitted by U.S. generally accepted accounting principles.

(2) Represents securities received or pledged to cover financing transaction exposures.

(3) Represents the amount of our exposure that is not collateralized/covered by pledged collateral.

(17) Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the SEC, Regulation 1.17 of the CFTC, and the capital rules of the FINRA. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that it maintains a minimum net capital, as defined, equal to the greater of $5,000 or 2% of aggregate debit balances arising from customer transactions, as defined. In addition, under the CFTC regulations, the Company is required to maintain a minimum net capital in an amount equal to the greater of $1,000 or 8% of total risk margin in noncustomer accounts plus 8% of total risk margin in customer accounts, pursuant to the Commodity Exchange Act, exclusive of the market value of commodity options purchased by option customers. At December 31, 2013, the Company's net capital was $978,505, which was 89.96% of aggregate debit balances, and $846,258 in excess of its required net capital of $132,247.

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

(Dollars in thousands)

Net capital:		
Total ownership equity	$	825,662
Deduct ownership equity not allowable for net capital		—
Total ownership equity qualified for net capital		825,662
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		650,000
Other (deductions) or allowable credits		—
Total capital and allowable subordinated liabilities		1,475,662
Deductions and/or charges:		
Total nonallowable assets from:		
Receivable from brokers or dealers and clearing organizations		423
Receivables from customers		1,328
Receivables from noncustomers		—
Securities owned not readily marketable		26,795
Memberships in exchanges (at cost)		255
Investment in and receivables from affiliates, subsidiaries and associated partnerships		16,172
Property, furniture, equipment, leasehold improvements and rights under lease agreements (at cost, net of accumulated depreciation and amortization)		—
Other assets		204,044
Additional charges for customers' and noncustomers' security accounts		359
Additional charges for customers' and noncustomers' commodity accounts		244
Aged fail-to-deliver		1,355
Aged short security differences		—
Commodity futures contracts and spot commodities – proprietary capital charges		966
Other deductions and/or charges		97,154
Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)		—
Total deductions and/or charges		349,095
Other additions and/or allowable credits		—
Net capital before haircuts on securities positions		1,126,567
Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f)):		
Contractual securities commitments		—
Subordinated securities borrowings		—
Trading and investment securities:		
Bankers' acceptances, certificates of deposit and commercial paper		—
U.S. and Canadian government obligations		30,858
State and municipal government obligations		46
Corporate obligations		62,211
Stocks and warrants		40
Options		—
Arbitrage		—
Other securities		9,108
Undue concentration		—
Other		45,799
		148,062
Net capital	$	978,505

The above computation does not differ materially from that, which was filed on January 27, 2014, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

(Continued)

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

(Dollars in thousands)

Computation of Alternate Net Capital Requirement

2% of combined aggregate debit items as shown in formula for reserve:		
Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	132,247
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		1,000
Net capital requirement		132,247
Excess net capital		846,258
Percentage of net capital to aggregate debits		89.96%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		89.96
Net capital in excess of the greater of:		
5% of combined aggregate debit items or 120% of minimum net capital requirement	$	836,756

The above computation does not differ materially from that, which was filed on January 27, 2014, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

(Continued)

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

(Dollars in thousands)

Other Ratios

Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	44.05%
Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) divided by Net Capital	—

Notes:

A The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
  1 Minimum dollar net capital requirement, or
  2 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

B Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company and partners' securities which were included in nonallowable assets.

C For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

The above computation does not differ materially from that, which was filed on January 27, 2014, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation for Determination of Reserve Requirements
for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

(Dollars in thousands)

Credit balances:		
Free credit balances and other credit balances in customers' security accounts	$	288,654
Monies borrowed collateralized by securities carried for the accounts of customers		—
Monies payable against customers' securities loaned		—
Customers' securities failed to receive		10,651
Credit balances in firm accounts which are attributable to principal sales to customers		22,835
Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		—
Market value of short security count differences over 30 calendar days old		—
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		—
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		—
Other		943,358
Total credits	$	1,265,498
Debit balances:		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E	$	92,077
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		41,946
Failed to deliver of customers' securities not older than 30 calendar days		15,363
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts		938,294
Margin related to security futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization		—
Other		—
Aggregate debit items		1,087,680
Less 3% charge		(32,630)
Total 15c3-3 debits	$	1,055,050
Reserve computation:		
Excess of total debits over total credits	$	—
Excess of total credits over total debits		210,448
If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits		—
Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period		427,208
Amount of deposit (or withdrawal) including value of qualified securities		(124,638)
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $52,570 value of qualified securities	$	302,570
Date of deposit (MMDDYY)		01/03/14

The above computation does not differ materially from that, which was filed on January 27, 2014, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Computation of CFTC Minimum Net Capital Requirement

December 31, 2013

(Dollars in thousands)

Amount of customer risk maintenance margin requirement	$	925,671		
Amount subject to 8% requirement				74,053
Amount of Non-Customer Risk Maintenance Margin requirement		685,109		
Amount subject to 8% requirement				54,809
			$	128,862
Minimum Dollar Amount Requirement			$	1,000
Minimum CFTC net capital requirement				128,862
CFTC Early Warning Level				141,748

The above computation does not differ materially from that, which was filed on January 27, 2014, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

Schedule IV

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Trading on U.S. Commodity Exchanges

December 31, 2013

(Dollars in thousands)

Segregation requirements:		
Net ledger balances:		
Cash	$	153,151
Securities (at market)		512,919
Net unrealized profit (loss) in open futures contracts traded on a contract market		338,981
Exchange traded options:		
Add – Market value of open options contracts purchased on a contract market		74,347
Deduct – Market value of open option contracts granted (sold) on a contract market		(35,030)
Net equity (deficit)		1,044,368
Accounts liquidating to a deficit and accounts with debit balances – gross amount		6,118
Less – Amount offset by customer owned securities		(2,168)
Amount required to be segregated		1,048,318
Funds in Segregated Accounts:		
Deposited in segregated funds bank accounts:		
Cash		14,539
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or options in lieu of cash (at market)		28,885
Margins on deposit with derivatives clearing organizations of contract markets:		
Cash		176,105
Securities representing investments of customers funds (at market)		359,556
Securities held for particular customers or option customers in lieu of cash (at market)		484,034
Net settlement from (to) derivatives clearing organizations of contract markets		2,761
Exchange traded options:		
Add – Value of open long options contracts		74,342
Deduct – Value of open short option contracts		(35,030)
Net equities with other FCMs:		
Net liquidating equity		33,545
Securities representing investments of customers' funds (at market)		—
Securities held for particular customers or option customers in lieu of cash (at market)		—
Segregated funds on hand		—
Total amount in segregation		1,138,737
Excess (deficiency) funds in segregation	$	90,419

The above computation does not differ materially from that, which was filed on January 27, 2014, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

Schedule V

HSBC SECURITIES (USA) INC.
(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Segregation Requirements and Funds in Segregation for Customers' Dealer Options Accounts

December 31, 2013

(Dollars in thousands)

Amount required to be segregated in accordance with Commission Regulation 32.6	$	—
Funds in segregated accounts:		
Cash		—
Securities (at market)		—
Total		—
Excess (deficiency) funds in segregation (subtract line 2.C from line 1)	$	—

The above computation does not differ materially from that, which was filed on January 27, 2014, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Statement of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Commission Regulations 30.7

December 31, 2013

(Dollars in thousands)

Amounts to be set aside in separate section 30.7 accounts	$	92,341
Total Funds in separate section 30.7 accounts:		
Cash in Banks		15,498
Securities		34,025
Amounts held by members of foreign boards of trade		61,567
Amounts with other depositories designated by a foreign board of trade		—
Total funds in separate section 30.7 accounts		111,090
Excess (deficiency) funds in separate section 30.7 accounts	$	18,749

The above computation does not differ materially from that, which was filed on January 27, 2014, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

Schedule VII

HSBC SECURITIES (USA) INC.

(An Indirect Wholly Owned Subsidiary of HSBC Holdings plc)

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

(Dollars in thousands)

1 Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession and control had been issued as of the report date) but for which the required action was not taken by respondent with the time frames specified under Rule 15c3-3	$	—
A. Number of items		—
2 Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$	—
B. Number of items		—

The above computation does not differ materially from that, which was filed on January 27, 2014, on Form X-17A-5 Part II by HSBC Securities (USA) Inc.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors
HSBC Securities (USA), Inc.:

In planning and performing our audit of the statement of financial condition of HSBC Securities (USA), Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17;

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's statement of financial condition will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2014